EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)

Earnings
Net income	$703,125	$604,366	$499,267	$438,349	$462,006
Add:
Provision for income taxes	391,596	310,519	216,840	235,834	206,101
Fixed charges	1,606,610	1,653,288	1,520,777	1,221,671	989,314
Less:
Capitalized interest	(26,597)	(37,192)	(48,038)	(54,097)	(48,390)

Earnings as adjusted (A)	$2,674,734	$2,530,981	$2,188,846	$1,841,757	$1,609,031

Preferred dividend requirements	$5,227	$5,346	$5,421	$4,650	$3,826
Ratio of income before provision for income taxes to net income	156%	151%	143%	154%	145%

Preferred dividend factor on pretax basis	8,154	8,072	7,752	7,161	5,548

Fixed charges
Interest expense	1,576,664	1,612,886	1,469,650	1,164,432	936,517
Capitalized interest	26,597	37,192	48,038	54,097	48,390
Interest factor of rents	3,349	3,210	3,089	3,142	4,407

Fixed charges as adjusted (B)	1,606,610	1,653,288	1,520,777	1,221,671	989,314

Fixed charges and preferred stock dividends (C)	1,614,764	1,661,360	1,528,529	1,228,832	$994,862

Ratio of earnings to fixed charges ((A) divided by (B))	1.66x	1.53x	1.44x	1.51x	1.63x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.66x	1.52x	1.43x	1.50x	1.62x

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